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Date: February 4, 2011	TSX Symbol: SLX

NEWS RELEASE

Silvermex Continues to Build Quality Management Team…

February 4, 2011 (TSX:SLX) Silvermex Resources Inc. (“Silvermex” or the “Company”) is pleased to announce it has hired Mr. Clyde Peppin to head its Mexican operations as General Manager for La Guitarra Operations. The Company continues to expand its management and project teams with experienced industry professionals focused on creating shareholder value.

Recently Mr. Peppin was the Manager of Mining and Estimating with Stantec Mining in Tempe, Arizona.

Clyde was the Chief Engineer for Hecla Mining at the Lucky Friday Mine in Idaho and Project

Manager for the development of Hecla Mining Company’s Isidora Mine in Venezuela. He was the Chief Engineer of the La Camorra Mine and was a key member of the management team for the planning and development of the Gold Hunter Deposit.

Before joining Hecla, Clyde was Mine Manager for Royal Gold at the Camp Bird Mine in Colorado and Sixteen to One Mine in the Mother Lode District in California. Mr. Peppin also worked in engineering and operating roles were the Coeur Mine in Idaho, Black Cloud, London and Idarado Mines in Colorado, Mt Taylor Mine in New Mexico and Ontario Mine in Utah.

Mr. Peppin is a 1972 graduate of Colorado School of Mines in Mining Engineering and has over 35 years evaluating, planning, developing and operating underground mines in USA and Latin America.

President Michael Callahan, states, “In order to accomplish the aggressive goals we have set for this year and beyond, we must bring on key people. I am very pleased to have Clyde heading our Mexican operations. He has the experience, skills and drive necessary to advance this project to its full potential. Clyde will also play a vital role in the continued evaluation and managed growth of the entire district as well as other opportunities in Mexico.”

The Company is also pleased to announce it has hired Marien Segovia as Senior Administrator. Ms. Segovia has extensive experience in all aspects of corporate administration and regulatory filing. From 2002 until joining Silvermex, she held the position of Senior Administrator, Translator and Executive Assistant at Silver Standard Resources Inc. Ms. Segovia is a CTTIC Certified Translator and a Member of the B.C. Society of Translators & Interpreters.

About Silvermex

Silvermex is a publicly traded mining company led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector. Silvermex’s flagship project is the producing La Guitarra silver-gold mine and 40,000 ha property located in the Temascaltepec Mining District of Mexico. Silvermex is focusing on the expansion of existing mining operations at La Guitarra and the advancement of the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On Behalf of the Board of Directors of

Silvermex Resources Inc.

“Duane Nelson”

Duane Nelson
CEO & Director

For Further information, contact:

Duane Nelson
Director, Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-682-4004

duane@silvermexresources.com

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.